SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Report on Form 6-K for 10 August 2006

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

(Indicate by check mark whether the registrant files or will file
annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__   Form 40-F _____

Enclosures: SENS announcement dated 10 August 2006 - Sasol's
Submission to windfall tax task team

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
(ISIN: ZAE000006896)
Share codes:
JSE - SOL
NYSE - SSL
("Sasol")

SASOL'S SUBMISSION TO WINDFALL TAX TASK TEAM

Sasol has today submitted its written submission to the National Treasury Task Team assessing possible reforms to the fiscal regime applicable to windfall profits in South Africa's liquid fuel energy sector, with particular reference to the synthetic fuel industry.

Sasol's submission to the Task Team has been published on Sasol's website, www.sasol.com.

Sasol will participate in the public hearings of the Task Team to be held on, Tuesday, 15 and Wednesday, 16 August 2006.

Sasol welcomes the opportunity for public consultation on the possible introduction of windfall taxes on companies in the liquid fuels industry, and in particular, in the synthetic fuels industry, as this will afford all parties an opportunity to provide input into an issue of great importance for the industry and country.

10 August 2006
Johannesburg

Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: 10 August 2006

By: /s/   N L Joubert_____
Name: Nereus Louis Joubert
Title: Company Secretary